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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REIS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.02 PER SHARE
(Title of Class of Securities)
75936P 105
(CUSIP Number)
Jeffrey H. Lynford
535 Madison Avenue
26th Floor
New York, NY 10022
(212) 838-3400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 30, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Jeffrey H. Lynford

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States (New York)

	7	SOLE VOTING POWER:

NUMBER OF		637,068

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		619,089

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	637,068

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
     This statement amends and restates in its entirety the Schedule 13D (the “Schedule 13D”) filed by the Reporting Person on August 16, 2006 and is filed in connection with the common stock, par value $.02 per share (the “Common Shares”), of Reis, Inc., a Maryland corporation (the “Company”), with its principal executive offices at 535 Madison Avenue, 26th floor, New York, NY 10022. Prior to May 31, 2007, the Company was named “Wellsford Real Properties, Inc.” On October 11, 2006, an Agreement and Plan of Merger (the “Merger Agreement”) was entered into by Wellsford Real Properties, Inc., a Maryland corporation (“Wellsford”), Reis, Inc. (“Old Reis”), a Delaware corporation, and Reis Services, LLC (“Reis Services”), a Maryland limited liability company. On May 30, 2007, pursuant to the terms and conditions of the Merger Agreement, Old Reis was merged with and into Reis Services (the “Merger”), with Reis Services surviving the Merger as a wholly owned subsidiary of Wellsford. On June 1, 2007, Wellsford changed its name to “Reis, Inc.”
Item 2. Identity and Background.
     (a) The statement is filed by Mr. Jeffrey H. Lynford (the “Reporting Person”).
     (b) The business address of the Reporting Person is:
    Reis, Inc.
    535 Madison Avenue
    26th Floor
    New York, NY 10022
     (c) The Reporting Person’s principal occupation is Chairman of the Company.
     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the United States of America and a resident of New York.
Item 3. Source and Amount of Funds or Other Consideration.
     Until May 21, 2007, the Reporting Person was the beneficial owner of 1,111,642 Common Shares, including shares issuable upon the exercise of options. On May 21, 2007, he exercised 17,312 options to purchase Common Shares at $5.81 per share.
     Prior to the closing date of the Merger on May 30, 2007, the Reporting Person owned 285,178 shares of common stock of Old Reis, par value $0.01 per share (“Old Reis Common Stock”) and 33 shares of Series D preferred stock of Old Reis, par value $0.01 per share (“Old Reis Series D Preferred Stock”). Pursuant to the terms and conditions of the Merger Agreement, holders of Old Reis Common Stock were entitled to receive either one Common Share or $8.16 in cash, and holders of Old Reis Series D Preferred Stock were entitled to receive either 31.06 Common Shares or $253.42 in cash; provided, however, that the aggregate consideration paid to stockholders of Old Reis in the Merger was to be comprised of 50% cash and 50% stock. As part of the total consideration paid to him in the Merger as a stockholder of Old Reis, the Reporting Person received 143,117 Common Shares of the Company, 17,979 of which are being held in escrow pursuant to the terms of the Merger Agreement.
     On June 6, 2007, the Reporting Person elected to exercise options to purchase 891,949 Common Shares, at an exercise price of $5.81 per share, in three separate transactions. In the first part of the first transaction, the Reporting Person exercised options to acquire 134,221 Common Shares; in the second part of the first transaction, the Reporting Person exercised options to acquire 158,190 Common Shares; in the second transaction, the Reporting Person exercised options to acquire 420,091 Common Shares; and in the third transaction, the Reporting Person exercised options to acquire 179,447 Common Shares. In satisfaction of the exercise prices, the Reporting Person constructively tendered 73,086, 86,137, 228,747 and 97,712 Common Shares he previously held in transactions one through three, respectively. In addition, the Reporting Person made an election to have the Company withhold a total of 194,197 Common Shares otherwise issuable to him to satisfy his tax obligations resulting from the three transactions. The net result of the above described transactions was the increase in the Reporting Person’s holdings of Common Shares in the amount of 212,070 Common Shares. Finally, the Reporting Person’s exercised options granted him the right to receive additional options (“Reload Options”) for the Common Shares he tendered to pay the exercise price, resulting in his receipt of Reload Options to acquire 243,931 Common Shares at an exercise price of $10.67 per Common Share and expire December 31, 2007.
Item 4. Purpose of Transaction.
     See Item 3 above.
     The Reporting Person has no current specific plans or proposals with respect to any of the items described in (a) through (j) of Item 4. The Reporting Person has not formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13(d). However, the Reporting Person reserves the right to adopt such plans or proposals in the future.
Item 5. Interest in Securities of the Issuer.
     (a) The Reporting Person may be deemed to beneficially own 637,068 Common Shares (the “Reported Shares”), or 5.7% of the 11,228,448 Common Shares issued and outstanding on June 7, 2007, consisting of the following (i) 243,931 Common Shares which can be acquired by the Reporting Person, if, as of and when he exercises outstanding stock options, (ii) 3,554 Common Shares in his Keogh account, (iii) 310 Common Shares in his 401(k) account, (iv) 389,273 Common Shares owned directly. Although all of the foregoing options have vested, the Reporting person has no right to vote the Common Shares underlying these options until he exercises such options and acquires such shares.
     The Reporting Person disclaims beneficial ownership, and this of (i) 163,787 Common Shares held in a non-qualified deferred compensation trust with respect to which the Reporting Person has neither voting or dispositive power until such shares are distributed from the deferred compensation account, and (ii) 17,956 Common Shares held by the Lynford Family Charitable Trust, with respect to which the Reporting Person has neither voting or dispositive power.
     (b) The Reporting Person has the sole power to vote or direct the vote of all of the Reported Shares.

     (c) Except as provided herein, the Reporting Person has not effected any transactions in the Reported Shares during the past sixty days.
     (d) Of the 637,068 Common Shares beneficially owned by the Reporting Person, 17,979 Common Shares are currently being held in escrow and are subject to forfeiture during the two-year period following the Merger to satisfy any claims in the event of Old Reis’s breach of its representations, warranties and covenants in the Merger Agreement. With respect to the 619,089 Common Shares not held in escrow, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be Filed as Exhibits.
     Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

/s/ Jeffrey H. Lynford

Jeffrey H. Lynford
Dated:  June 11, 2007